FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

dated March 20, 2006

Commission File Number 0-51504

GENETIC TECHNOLOGIES LIMITED

(Exact Name as Specified in its Charter)

        N/A

(Translation of Registrant’s Name)

60-66 Hanover Street

Fitzroy

Victoria 3065 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2006

GENETIC TECHNOLOGIES LIMITED

By:	/s/ Thomas Howitt Name: Thomas Howitt Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Release Dated March 14, 2006

99.2	Release Dated March 15, 2006

99.3	Appendix 4D of the ASX Listing Rules for the half-year ended 31 December 2005

99.4	Half-Year Financial Report for the period ended 31 December 2005